UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-42170

Collective Mining Ltd.

(Translation of registrant’s name into English)

82 Richmond Street East, 4th Floor

Toronto, Ontario

Canada, M5C 1P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

On March 6, 2026, Collective Mining Ltd. (the “Company”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedarplus.ca the following documents: (1) Material Change Report and (2) Material Contract – Promise of Sale and Purchase Agreement.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

Exhibit 99.1 - Material Change Report

Exhibit 99.2 - Material Contract – Promise of Sale and Purchase Agreement (redacted)

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Material Change Report.
99.2	Material Agreement – Promise of Purchase and Sale Agreement (redacted).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Collective Mining Ltd.

Date: March 20, 2026	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary

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